IMC Announces Results of Special Meeting and NASDAQ Listing Application Milestone

  Shareholders approved all motions, including a share consolidation required for the Company's NASDAQ Capital Market listing application

  Approval for listing on the NASDAQ expected in early 2021

Toronto, Canada; Glil Yam, Israel - December 17, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), a multi-country operator ("MCO") in the medical cannabis sector with operations in Israel and across Europe, is pleased to announce that shareholders approved all of the motions put forward at its special meeting of shareholders (the "Special Meeting") held yesterday, which included a motion authorizing a share consolidation (the "Share Consolidation") of the Company's common shares (the "Common Shares").  If implemented, the Share Consolidation will increase the Common Share price to meet the minimum share price requirements for the proposed listing on the NASDAQ Capital Market ("NASDAQ"). The Company continues to advance its application for the listing of its Common Shares on the NASDAQ. Approval for listing on the NASDAQ is expected to occur in early 2021, subject to the Company's ability to meet all of the NASDAQ's original listing requirements.

Results of the Special Meeting

At the Special Meeting, shareholders approved a special resolution authorizing the Share Consolidation at a ratio of between three (3) and eight (8) pre-consolidation Common Shares for every one (1) post-consolidation Common Share. The Share Consolidation shall be completed as, when and if determined by the Company's board of directors. Shareholders also approved ordinary resolutions authorizing the Company's amended and restated stock option plan and the implementation of a restricted share unit plan.

Full details of the matters voted on at the Special Meeting are set out in the Company's management information circular dated November 12, 2020.

About IM Cannabis Corp.

IMC is an MCO in the medical cannabis sector headquartered in Israel and with operations across Europe. Over the past decade, IMC has built its brand as a provider of premium medical cannabis products in the Israeli market. The Company has also expanded its business to offer intellectual property related services to the medical cannabis industry based on proprietary processes and technologies it developed for the production of medical cannabis.

In Europe, IMC operates through a German-based subsidiary and EU-GMP certified medical cannabis distributor - Adjupharm GmbH. IMC's European presence is also augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors with the objective of capitalizing on the increased demand for medical cannabis products in Europe and bringing the IMC brand and its product portfolio to European patients.

IMC partners with renowned academic institutions and scientists, as well as allocates resources and investments for the development of innovative technologies in order to improve the lives of medical cannabis users around the world.

Disclaimer for Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the completion of the Share Consolidation, the listing of the Common Shares on the NASDAQ, timing on the approval of the listing of the Common Shares on the NASDAQ and the Company's business and strategic plans.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical cannabis market in the countries in which the Company operates or intends to operate, the Company maintaining "de facto" control over Focus Medical Herbs Ltd. ("Focus Medical") in accordance with IFRS 10, Focus Medical maintaining its existing Israeli cultivation license and the expected decriminalization of recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: the Israeli government deciding to delay or abandon the decriminalization of recreational cannabis; the bill relating to the decriminalization of recreational cannabis in Israel being rejected by Israeli parliament; any change in the political environment which would negatively affect the decriminalization of recreational cannabis in Israel; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company intends to operate; any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply the Company and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Focus Medical to deliver on its sales commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis cultivation license; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including in the event that Focus Medical were to lose its designation as an essential service in the State of Israel during the current COVID-19 outbreak; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; crop failures; litigation; currency fluctuations; competition; and loss of key management and/or employees. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca